UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405


		May 3, 2005
via facsimile and U.S. mail

Glen M. Dobbs, President and Chairman
Mines Management, Inc.
950 W. Riverside, Suite 311
Spokane, WA 99201

RE:		Mines Management, Inc.
		Preliminary Schedule 14A
		Filed February 18, 2005
		File No. 3235-0059

		Form 10-KSB
		Filed March 28, 2005 and amended on May 2, 2005
		File No. 1-32074

Dear Mr. Dobbs:

      We have limited our review of the above filings to the areas commented on. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-KSB for the year ended December 31, 2004

General

1. It appears that you may no longer be eligible to file future periodic reports on Form 10-QSB or Form 10-KSB under Regulation S-B,
Item 10, as the aggregate value of your public float has exceeded
$25
million for the past two consecutive fiscal years. Please comply with the requirements of Regulations S-K and S-X, the instructions to Form
10-Q in your next quarterly report, and the instructions to Form
10-K
in your next annual report.

Financial statements, page 17

2. Our preliminary reading of your financial statements raises questions as to whether the financial statements were prepared in accordance with US GAAP, as indicated in the audit report, on page 17, which was issued by your independent registered public accounting firm, LeMaster & Daniels PLLC. Without limitation, address each of the following:

a. Please explain why you have not reported in your financial statements and related footnotes all disclosure required by FAS 7. Refer to paragraph 8 of SFAS 7.

b. Please explain why you have not reported in your financial statement footnotes how you account for your oil and gas operations.

c. Please explain why you have not reported as supplemental disclosure to your financial statements all disclosure required by FAS 69.

d. Please explain why you have capitalized exploration and development costs prior to the determination of proven and probable reserves as defined by Industry Guide 7.

e. Please clarify how you evaluate and measure your long-lived assets for impairment. We note your disclosure in footnote 1(b) which does not appear to comply with SFAS 144.

f. Clarify your disclosure that "Cash and cash equivalents include
....
investments in certificates of deposit with maturities less than
90
days."  Explain how this accounting policy complies with paragraph
8
of SFAS 95, which indicates that cash equivalents have an original maturity of three months or less.

g. Clarify your accounting policy disclosure to address the treatment of stock options issued in exchange for services such as those disclosed in Note 9. These disclosures should include the method used, the model used to value the options, the weighted average assumptions used in the model, the weighted average value assigned to the options and how the related expense will be recognized as described in FAS 123 paragraphs 46-48.

h. Clarify your employee stock option plan disclosures to provide the weighted average grant date fair value as required by FAS 123 paragraph 47(b) and the disclosures required by paragraph 48. You may find the illustrative disclosures of paragraph 362 helpful in this regard.

i. Please provide a description of the method of reporting the change in accounting principle for the adoption of FAS 123 as required by paragraph 45(b) and FAS 148.

j. Please explain the nature of the line item "Stock option expense" in your consolidated statement of income. It appears that you may need to reclassify this amount as an expense according to the nature of this item.

Consolidated Statements of Stockholders` Equity, page 21

3. We note your disclosure of sales of unregistered securities in
2004
under item 5, page 12.  The 1,100,000 shares issued in February
2004
for net proceeds of $5,065,000, and 185,000 shares issued in March 2004 at $5.00 per share does not appear to reconcile to the 1,736,139 shares issued for $6,448,010 as reported in the statement of changes in stockholders` equity. Please provide to us a schedule reconciling and explaining the differences between the shares issued and proceeds received under item 5 and the shares issued and proceeds received in the statement of changes in stockholders` equity. We may have further comment.

4. The 1,736,139 shares issued for $6,448,010 as reported in the statement of changes in stockholders` equity does not appear to agree to the 1,285,000 shares issued for $6,425,000 disclosed in Note 2
-
Stockholders` equity. Please provide to us a schedule reconciling and explaining the differences between the shares issued and proceeds reported in the statement of changes in stockholders` equity and the share amounts and proceeds reported in Note 2. We may have further comment.

5. We note the 168,685 options exercised as reported in the statement of changes in stockholders` equity does not appear to agree to the 200,000 options exercised in Note 6 - Stock Options. Please provide to us a schedule reconciling and explaining the differences between the 168,685 options exercised as reported in the statement of changes in stockholders` equity and the 200,000 options exercised as reported in Note 6. In addition, tell us why the exercise of these 168,685 options did not result in any cash proceeds to the company, and why the exercise of the 200,000 options at a weighted average price of $1.27 per share disclosed in note 6 does not appear in the statement of changes in stockholders` equity. We may have further comment.



Note 2 - Stockholders` Equity, page 24

6. The warrants issued in 2004 discussed under item 5, page 12 do not appear to reconcile to the 511,000 warrants disclosed in Note 2 of the financial statements. Please provide to us a schedule reconciling and explaining the differences between the 486,250 warrants disclosed in item 5 and the 511,000 warrants issued as discussed in Note 2. We may have further comment.

Item 8-A, page 30

7. Item 307 of Regulation S-B requires the effectiveness of the small business issuer`s disclosure controls and procedures to be evaluated as of the end of the period covered by the report. Ensure that your evaluation of the effectiveness of disclosure controls and procedures was conducted as of the end of the period covered by the report and revise this section to reflect such date of the evaluation.

8. This section indicates that "[t]here were no significant changes in the Registrant`s internal controls or, to the knowledge of the management of the Registrant, in other factors that could significantly affect these controls subsequent to the evaluation date." Revise to comply with Item 308(c) of Regulation S-B. Specifically, disclose whether there have been "any changes," as opposed to "significant changes." Consult the last paragraph of section II.J. found in Release No. 33-8238 for additional guidance.
Further, revise this section to address change(s) that "materially affect, or is reasonably likely to materially affect," rather than "significantly affect" the Company`s internal control over financial reporting.

9. We note your disclosure that the company`s "President and Principal
Accounting Officer concluded that the Registrant`s disclosure controls and procedures are effective in ensuring that material information required to be disclosed is included in the reports that it files with the Securities and Exchange commission." Revise to clarify, if true, that those officers concluded that the company`s disclosure controls and procedures are designed, and are effective, to give reasonable assurances that the information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms, and that such information is also accumulated and communicated to the company`s management, including its President and Principal Accounting Officer. See Exchange Act Rule
13a-15(e).

Engineering Comments

General

10. When describing a property, provide the disclosures required by
Industry Guide 7 (b).  In particular, provide:

a. The location, means of access to the property, and transportation from the property.

b. Any conditions that must be met in order to obtain or retain title to the property.

c. A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

d. A description of any work completed on the property and its` present condition.

e. The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

f. Provide a description of equipment and other infrastructure facilities.

g. The current state of exploration of the property.

h. The total cost of the property has incurred to date and planned future costs.

i. The source of power and water that can be utilized at the property.

j. If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

Refer to Industry Guide 7 (b) (1)-(5) for specific guidance. The internet address for Industry Guide 7 is http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

11. Insert a small-scale map showing the location and access to the property. Note that SEC`s EDGAR program now accepts digital maps, so please include these maps in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if addition assistance is required, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for review.

12. There are only three stages recognized under Industry Guide 7. As the company does not have a "reserve," it must be in the "exploration stage," as defined by Industry Guide 7(a) (1) and (a) (4) (i) respectively. Exploration stage companies are those issuers engaged in the search and evaluation of mineral deposits, which are not engaged in the development of reserves or engaged in production. The words "development" and "production" have very specific meanings under
Industry Guide 7(a) (4), (see www.sec.gov /divisions
/corpfin/forms
/industry.htm #secguide7). These terms reference the "development stage" when companies are engaged in preparing reserves for production, and "production stage" when companies are engaged in commercial-scale, profit-oriented extraction of minerals. If the company does not disclose any "reserves," as defined by Guide 7, please remove the terms "develop," "development" or "production" throughout the document, and replace this terminology, as needed, with the terms "explore" or "exploration." This includes the using of the terms in the Financial Statement head notes and footnotes see Instruction 1 to paragraph (a), Industry Guide 7.

Description of Business, page 2

13. Canadian incorporated companies may disclose mineral reserve and mineral resource estimates that are not consistent with those defined in Industry Guide 7; however, the staff asks that you disclose reserve estimates consistent with Industry Guide 7and reconcile the two reserve estimates. Additionally, Canadian and Industry Guide 7 definitions for mineral reserves are substantially different. Generally, the staff believes that reserves should be based on the following:

a. A "final" or "bankable" feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.

b. A historic three year average price is to be used in any reserve or cash flow analysis to designate reserves.

c. To meet the "legal" part of the reserve definition, the primary environmental analysis or document should have been submitted to governmental authorities.

d. Resources are not recognized by Industry Guide 7 for U.S.
filers.
Revise your definitions accordingly.

14. Mineral resources must have "reasonable prospects for economic extraction." This means that any reportable "resource" estimates must have been delimited using an economically based "cutoff" grade to segregate "resources" from just "mineralization." Disclose the cutoff grades used to delimit the tonnage estimates. Also, disclose the analysis and relevant factors that substantiate the cutoff grade used were based on reasonable economic assumptions. Or if the resource estimates are not based on economic cutoffs, remove the estimates.

15. In the description of each exploration property, as required by
Industry Guide 7, provide a clear statement that the property is without known reserves and the proposed programs are exploratory in nature.

      Risk Factors, page 3

16. In this section, the filing tends to focus on aspects that relate to projects in the "mining stage", as defined by Industry Guide 7. Rather than including discussions related to mining operations that will not apply to the company unless and until it has an operating mine, include in one new risk factor a concise discussion that makes clear that the company has no ongoing mining operations of any kind.
Then briefly discuss risks that would apply if the company ever commenced actual mining operations. However, if the business approach does not include entry into the mine management business, please delete any risk factor or other disclosure that could suggest otherwise.

Description of Properties, page 6

17. Disclose:

a. The nature of the company`s ownership or interest in the property.

b. Any and all other underlying agreements or interests in the property.

c. Indicate whether the mining claims are State or Federal claims.

d. Provide names, claim, or grant number, date of recording and expiration date, so the claims can be distinguished from other claims in the area.

e. Disclose the conditions that must be met to keep these claims.

f. Disclose the area of the claims, either in hectares or acres.

g. Disclose the impact of a wilderness designation on mineral claims.

Revise to fully discuss the material terms of the land or mineral rights securing agreements. Refer to paragraph (b) (2) of Industry
Guide 7.

18. The filing refers to mines and other mineral properties that exist in the area of the company`s property. This may allow investors to infer that the property may have commercial mineralization, because of its proximity to these mines and properties. Remove information about mines, prospects, or companies operating in or near to the property.
Focus the disclosure on the company`s property.

19. To the extent that the company web site contains disclosure about adjacent or other properties on which the company has no right to explore or mine, include the following language along with the following cautionary note, including the bolding and indenting:

This web site also contains information about adjacent properties on which we have no right to explore or mine. We advise U.S.
investors
that the SEC`s mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

20. The company website refers to or uses the terms "reserves," "resources," "geologic resources," "proven," "probable," "measured,"
"indicated," and "inferred." Only those measures of reserves as set forth in Industry Guide 7 and Section 4-10(a) of Regulations S-X are permitted in filings with the SEC. If the company continues to make references on the web site to reserve measures other than that recognized by or allowed in this instance by the SEC, accompany such disclosure with the following cautionary language:

Cautionary Note to U.S. Investors -- The United States Securities
and
Exchange Commission permits mining companies, in their filings with
the SEC, to disclose only those mineral deposits that a company can
economically and legally extract or produce.  We use certain terms on
this web site, such as "reserves," "resources," "geologic
resources,"
"proven," "probable," "measured," "indicated," and "inferred,"
that
the SEC guidelines strictly prohibit us from including in our filing
with the SEC.  U.S. investors are urged to consider closely the
disclosure in our Form      , File No.     .  You can review and
obtain copies of these filings from the SEC`s website at http://www.sec.gov/edgar.shtml.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.
   You may contact Gary Newberry at (202) 824-5567, or Jill Davis, Accounting Branch Chief, at (202) 942-1996, if you have questions regarding comments on the financial statements and related matters.
If you have questions regarding the engineering comments, you may contact George Schuler, at (202) 824-5527. Direct questions relating to disclosure issues to Carmen Moncada-Terry, at (202) 824-1908 or, in her absence, to the undersigned, at (202) 942-1870. Direct any correspondence to us at the following ZIP Code: 20549-0405.

      Sincerely,



									H. Roger Schwall
									Assistant Director

cc:	G. Newberry
	J. Davis
	K. Schuler
      C. Moncada-Terry

















Mines Management, Inc
May 3, 2005
page 9